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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                  -------------------------------------------

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Ronit E. Attlesey, Gibson, Dunn & Crutcher LLP,
                 4 Park Plaza, Irvine, CA 92614 (949) 451-3800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         THOMAS KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  [ ]
                                                                        (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  600,000
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     4,267,276
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      600,000
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  4,267,276
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,867,276
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         36.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         NANETTE KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  [ ]
                                                                        (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  0
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     4,267,276
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      0
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  4,267,276
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,267,276
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         32.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Statement") relating to common shares, par value $0.01 per share (the "Common Stock"), of Media Arts Group, Inc., a Delaware Corporation (the "Issuer") is amended to furnish the additional information set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 to this Statement is hereby amended, in pertinent part, as follows:

         On August 1, 2001, Thomas and Nanette Kinkade ("Kinkade") purchased 126,625 shares of Common Stock from Calvary Chapel of Monterey ("Seller") for $2.59 per share, for a total purchase price of $327,958.75 (the "August 1, 2001 Transaction").

         Kinkade used personal funds for the August 1, 2001 Transaction.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 to this Statement is hereby amended, in pertinent part, as follows:

         (a) The purchase of Common Stock by Kinkade in the August 1, 2001 Transaction is for investment purposes.

             The description of the August 1, 2001 Transaction in Item 3 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 to this Statement is hereby amended, in pertinent part, as follows:

         (a) (i) The aggregate number of shares of Common Stock beneficially owned by Thomas Kinkade is 4,867,276 which represents 36.9% of the Issuer's outstanding Common Stock.

              (ii) The aggregate number of shares of Common Stock beneficially owned by Nanette Kinkade is 4,267,276, and represent 32.3% of the Issuer's outstanding Common Stock.

         (b)  (i)  Thomas Kinkade has:

                   1) 600,000 shares as to which he has sole power to vote or to direct the vote;

                   2) 4,267,276 shares as to which he has shared power to vote or to direct the vote:

                   3) 600,000 shares as to which he has sole power to dispose or to direct the disposition; and

                   4) 4,267,276 shares as to which he has shared power to dispose or to direct the disposition.

              (ii) Nanette Kinkade has:

                   1) 0 shares as to which she has sole power to vote or to direct the vote;

                   2) 4,267,276 shares as to which she has shared power to vote or to direct the vote;

                   3) 0 shares as to which she has sole power to dispose or to direct the disposition; and

                   4) 4,267,276 shares as to which she has shared power to dispose or to direct the disposition.

         (c) Except as set forth in Item 3, a description of the August 1, 2001 Transaction which is incorporated herein by reference, to the best knowledge of the Reporting Person, since the most recent filing on
              Schedule 13D, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Item 6 to this Statement is hereby amended, in pertinent part, as follows:

         As disclosed in Item 3, Kinkade purchased from Seller shares of Common Stock in the August 1, 2001 Transaction. The per share price in the August 1, 2001 Transaction was calculated based on the 30 day average trading price of the Common Stock. There is no written agreement describing the August 1, 2001 Transaction. The description of the August 1, 2001 Transaction is incorporated herein by reference.

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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


      /s/ THOMAS KINKADE                           August 6, 2001
-------------------------------------
          Thomas Kinkade


      /s/ NANETTE KINKADE                          August 6, 2001
-------------------------------------
          Nanette Kinkade


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